Exhibit 99.4

Notice of 2026 Annual and Special Meeting of Shareholders

Important Hybrid Meeting Information

Date and Time	Virtual	In Person
May 8, 2026 1:30 p.m. (ET)	https://meetings.lumiconnect.com/400-025-911-054 Password: wheaton2026	Studio Six Room Conrad Hotel New York Downtown 102 North End Avenue New York, NY 10282 USA

Dear Wheaton Shareholders,

You are invited to attend the Annual and Special Meeting of shareholders (the “Meeting”) of Wheaton Precious Metals Corp. (“Wheaton” or the “Company”) for the following purposes:

Board Recommendation
To receive the audited consolidated financial statements for the year ended December 31, 2025
To elect the ten director nominees	FOR each nominee
To appoint Deloitte LLP as auditors for 2026	FOR
To approve a non-binding advisory resolution on the Company’s approach to executive compensation	FOR

Shareholders may also transact any other business which may properly come before the Meeting or any adjournment of the Meeting. Wheaton’s board of directors has by resolution fixed the close of business on March 13, 2026 as the record date. Your vote as a shareholder is important.

The Meeting will be hybrid, featuring both in person and online virtual components. Wheaton has adopted an online virtual Meeting platform and we encourage all of our shareholders to participate in the Meeting using this online platform. All eligible shareholders participating in our online virtual Meeting platform will be able to listen to the Meeting live and ask questions online. For registered shareholders or proxyholders (including non-registered shareholders who have appointed themselves as proxyholder) participating in our online virtual Meeting, such holders will also be able to submit votes at the Meeting in real time. Shareholders may also attend the Meeting in person.

If you are unable to attend the online virtual Meeting or in person, Wheaton encourages all shareholders to vote by proxy in advance of the Meeting date. See “General Proxy Information” in the Company’s management information circular (the “Circular”) for details on how you can vote by proxy. If you are a registered shareholder, please complete and return the enclosed form of proxy by no later than 1:30 p.m. (ET) on May 6, 2026. Non-registered shareholders should follow the voting instructions provided to them in the accompanying materials.

Carefully read the Circular accompanying this notice before voting. Wheaton has delivered the Circular by posting it to the Company’s website (www.wheatonpm.com/investor-centre/events-and-presentations/default.aspx#annual-meeting). The Circular will also be available at www.sedarplus.ca and www.sec.gov and shareholders may request a paper copy of the Circular (at no cost) by calling toll-free at 1-888-290-1175 or by emailing shareholders@odyseytrust.com. Shareholders can request to receive the Company’s annual and/or interim financial statements and management’s discussion and analysis on the form of proxy or voting instruction form accompanying the Circular. Otherwise they are available upon request to the Company or at www.sedarplus.ca, www.sec.gov, or www.wheatonpm.com.

By Order of the Board of Directors

“Randy V. J. Smallwood”

Randy V. J. Smallwood, Chief Executive Officer

March 18, 2026